February 6, 2019

Mark Palumbo
President, Secretary, and Chief Financial Officer
CannAssist International Corp
1548 Loch Ness Dr.
Fallbrook, CA 92028

       Re: CannAssist International Corp
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 16, 2019
           File No. 333-227914

Dear Mr. Palumbo:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

Effect of Existing or Probable Governmental Regulation, page 15

1. We note your responses to comments 4, 5 and 8, as well as the enactment of the
       Agriculture Improvement Act of 2018 on December 20, 2018. Please tell us why you believe the enactment of the Agriculture Improvement Act of 2018 made your products no longer subject to the Controlled Substances Act of 1970, and revise your disclosure accordingly. In addition, please expand your discussion of the Agriculture Improvement
       Act of 2018 to address the other provisions it contains that appear to be relevant to your business, such as the lack of legal protection under the act for hemp-based products that contain more than 0.3 percent THC and the risks to which this subjects your business, as well as the shared state-federal jurisdiction over hemp cultivation and production. Finally,
 Mark Palumbo
CannAssist International Corp
February 6, 2019
Page 2
      please modify your risk factor disclosure as necessary to address the impact of the
      Agriculture Improvement Act of 2018 on your business.
        You may contact Rolf Sundwall at 202-551-3105 or Lisa Vanjoske at 202-551-3614
if you have questions regarding comments on the financial statements and related matters.
Please contact Tonya Aldave at 202-551-3601 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameMark Palumbo
                                                           Division of
Corporation Finance
Comapany NameCannAssist International Corp
                                                           Office of Healthcare
& Insurance
February 6, 2019 Page 2
cc:       Jarvis Lagman, Esq.
FirstName LastName